AwayZone, Inc.
Balance Sheets
(Unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Cash	$ 100	$ -
Total current assets	100	-
App development and trademark	39,985	22,279
Total assets	$ 40,085	$ 22,279
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Loan from officer	$ 64,487	$ 27,773
Total current liabilities	64,487	27,773
Commitments and contingencies	-	-
Common stock, par value $0.0001; 1,000,000 shares authorized, 850,000 issued and outstanding	85	
Paid-in-capital	15	
Accumulated deficit	(24,502)	(5,494)
Total shareholders' deficit	(24,402)	(5,494)
Total liabilities and shareholders' deficit	$ 40,085	$ 22,279